

03011439

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34979

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BPU Investment Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3 PPG Place, Suite 500

FIRM I.D. NO.

(No. and Street)

Pittsburgh,	**PA**	**15222-5403**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William R. Berkowitz   412/288-9150
                                                    (Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC

RECEIVED
FEB 2 8 2003
207

(Name — if individual, state last, first, middle name)

5700 Corporate Drive, Suite 800	**Pittsburgh, PA 15237**		
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William R. Berkowitz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BPU Investment Group, Inc._____ , as

of __December 31,_____, 20 __02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- **x (o) Independent Auditors' Report on Internal Accounting Control.**

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BPU INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002



BPU INVESTMENT GROUP, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2002

CONTENTS



Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

BPU Investment Group, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **BPU Investment Group, Inc.** (the Company) as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BPU Investment Group, Inc.** at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally, Lally & Co. LLC

January 16, 2003

BPU INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and Cash Equivalents	$	189,487
Securities Owned - At Market Value		19,795
Receivable From Broker-Dealers and Clearing Organization		118,345
Prepaids and Other Assets		112,139
Furniture and Equipment - At Cost, Less		
Accumulated Depreciation of Approximately $142,000		46,244
Cash Value of Life Insurance		757,967
Total Assets	$	1,243,977

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts Payable, Accrued Expenses and		
Other Liabilities	$	142,717
Accrued Bonuses		316,500
Revolving Credit Line		290,000
Capital Lease Payable		18,078
Total Liabilities		767,295

Stockholders' Equity

Common Stock - Par Value $1 Per Share;		
100,000 Shares Authorized; 65,000 Shares		
Issued and Outstanding		65,000
Retained Earnings		411,682
Total Stockholders' Equity		476,682
Total Liabilities and Stockholders' Equity	$	1,243,977

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT GROUP, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES

Net Dealer Inventory and Investment Gains	$	1,637,500
Management Fee Income		569,550
Commissions and Fees		564,669
Other Revenues and Gains		291,499
Private Placement Income		80,078
Interest		60,597
Total Revenues		3,203,893

EXPENSES

Employee Compensation and Benefits	2,305,440
Other	242,675
Communications	201,856
Occupancy and Equipment Rentals	190,708
Commissions and Clearing Charges to Other Brokers	151,714
Interest	10,444
Total Expenses	3,102,837
Income Before Income Taxes	101,056

Provision for Income Taxes (Note 6)

Current Expense (Benefit)	(36,894)
Deferred Expense	103,948
	67,054
Net Income	$ 34,002

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings
Balance - Beginning	$ 65,000	$ 377,680
Net Income	0	34,002
Balance - Ending	$ 65,000	$ 411,682

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES

Net Income	$	34,002

Noncash Items Included in Net Income

Depreciation	17,305
Unrealized Losses on Securities	4,477
Deferred Taxes	92,134
Deferred Compensation	(271,307)

Changes In

Securities Owned	(5,158)
Receivable From Broker - Dealers and Clearing Organizations	(7,720)
Prepaids and Other Assets	24,303
Accounts Payable, Accrued Expenses, and Other Liabilities	(134,524)
Net Cash and Cash Equivalents From Operating Activities	**(246,488)**

INVESTING ACTIVITIES

Property and Equipment Acquired	(16,858)
Cash Value of Life Insurance Increase	(104,857)
Net Cash and Cash Equivalents From Investing Activities	**(121,715)**

FINANCING ACTIVITIES

Principal Payments on Long-Term Debt	(4,930)
Net Borrowings on Revolving Credit Line	290,000
Net Cash and Cash Equivalents From Financing Activities	**285,070**

Net Decrease in Cash and Cash Equivalents		**(83,133)**
Cash and Cash Equivalents - Beginning		272,620
Cash and Cash Equivalents - Ending	$	189,487

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest	$	10,444
Cash Paid for Income Taxes	$	26,263

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Equipment Acquired Through Capital Lease Financing	$	23,008

The accompanying notes are an intergal part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements of BPU Investment Group, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Organization

BPU Investment Group, Inc. (formerly Berkowitz, Pierchalski, Inc.) was incorporated in September 1985, and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer, registered with the National Association of Security Dealers, Inc. and as an investment advisor.

The Company maintains several offices in southwestern Pennsylvania, Ohio, and Illinois and is headquartered in Pittsburgh, Pennsylvania. The Company executes principal (proprietary) and agency (customer) securities transactions, performs private placement merger and acquisition services, and manages investment portfolios.

A significant portion of the Company's business is conducted with federal credit unions located throughout the United States. In 2002, revenues generated with that group of customers was approximately 45% of total revenues.

The Company's customers are located primarily in Pennsylvania, Ohio, and Illinois; accordingly, they are subject to the economic environment of this geographic area.

Securities Transactions

The Company clears securities transactions through Wexford Clearing Services Corporation, a member of the New York Stock Exchange, Inc., on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3.

Securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New York (clearing broker). The accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed those limits. The Company has not experienced any losses associated with those accounts.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Securities Owned

Securities are carried at market value. Investments in securities traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. The resulting difference between cost and market is included in income.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives ranging from five to seven years. Depreciation expense for the year ended December 31, 2002, amounted to approximately $17,300.

Income Taxes

The Company has elected S corporation status effective January 1, 2003. Earnings and losses after that date will be included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations, and future financial statements will not include a provision for income taxes. Upon electing S-Corporation status, a deferred federal built-in gains tax liability was recognized for the tax on the differences between the basis for financial and income tax reporting of assets existing at the time of electing S-Corporation status and which management expects to dispose of within ten years. Prior to the change, income taxes currently payable and deferred income taxes (related primarily to differences between the basis of property and equipment and deferred compensation obligations for financial and income tax reporting) were recorded in the financial statements.

NOTE 2 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from broker-dealers and clearing organization at December 31, 2002, consisted of the following:

Deposits with Clearing Organization	$	100,000
Fees and Commissions Receivable		18,345
	$	118,345

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Wexford Clearing Services Corporation. The amounts receivable from the clearing organization relate to amounts due from Wexford Clearing Services Corporation.

NOTE 3 – LIFE INSURANCE

The Company is the owner and beneficiary of various term and whole-life insurance policies on the lives of its stockholders. At December 31, 2002, the policies had total face values of approximately $9.3 million ($6 million – term policies and $3.3 million – whole-life policies).

NOTE 4 – EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS

The Company sponsors a profit sharing plan under Section 401(k) of the Internal Revenue Code benefiting substantially all employees. Employees are eligible to participate as of the date of their employment. A contribution to the plan totaling approximately $25,500 was incurred by the Company for the year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

In 2002, the Company terminated its nonqualified stockholder-officer deferred compensation plan. As a result of the plan termination, the Company has recognized a gain of approximately $271,300 (included in the Statement of Operations under the caption "Other Revenues and Gains" for the plan's benefit obligations recognized prior to 2002, which existed at the date of plan termination.

NOTE 5 – REVOLVING CREDIT LINE

Under the terms of a revolving credit agreement with a bank, the Company may borrow up to $300,000. Principal borrowings on the line are payable on demand and interest on advances is payable monthly at the prime rate plus 0.5% (4.75% at December 31, 2002). The line is collateralized with principally all assets of the Company and calls for stockholder guarantees. The credit line agreement also calls for periodic renewals.

NOTE 6 – INCOME TAXES

The provision for income taxes consists of approximately the following components:

Current:	
Tax Benefit of Net Operating Loss Carryback	$ (36,900)
Deferred:	
Reversal of Federal and State Deferred Tax Assets Upon S-Corporation Election	81,100
Recognition of Deferred Federal Tax on Built-In Gains Recognized by the Company Upon S-Corporation Election	22,800
	103,900
	$ 67,000

As discussed in Note 1, the Company changed its tax status from taxable to nontaxable effective January 1, 2003. Accordingly, there is no deferred tax asset or liability at the end of 2002 for the differences between the basis of assets and liabilities for financial and income tax reporting. However, there is a deferred federal built-in gains tax liability for the tax on the difference between the basis for financial and income tax reporting of certain assets expected to be disposed of within ten years of electing S-Corporation status. The effect of the change in tax status was to reduce deferred tax assets by approximately $81,100, which has been charged to the 2002 deferred tax provision. The effect of the built-in gains at the time of electing S-Corporation status was to increase deferred tax liabilities by $22,800, which has been charged to the 2002 deferred tax provision

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space, vehicles, and equipment under several short-term and long-term agreements that expire in various years through 2006. Certain of the leases call for renewal options. The leases are classified as operating leases. The leases call for monthly base rents of approximately $15,500 at December 31, 2002. Certain of the leases contain provisions for additional rents for real estate tax increases and building operating costs based on the Company's pro rata share of building occupancy. For the year ended December 31, 2002, rent expense under the leases was approximately $188,300.

NOTE 7 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating Leases (Continued)

Minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2002, for each of the next four years are:

Year Ending
December 31,

2003	$ 185,100
2004	151,200
2005	133,900
2006	70,200
	$ 540,400

Capital Lease

The Organization is the lessee of office equipment under a capital lease expiring in 2005. The asset and liability under this capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is depreciated over its estimated productive life.

Following is a summary of property held under this capital lease:

Office Equipment	$ 23,008
Accumulated Depreciation	(4,602)
	$ 18,406

The following is a summary of approximate capital lease payment obligations during the next three years:

Year Ending
December 31,

2003	$ 9,800
2004	9,800
2005	1,900
	21,500
Amount Representing Interest	(3,400)
	$ 18,100

BPU INVESTMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL

Stockholders' Equity	$ 476,682

Deductions

Nonallowable Assets:

Furniture and Equipment - Net	46,244
Securities - Not Readily Marketable	17,300
Other Assets	95,761
Other Deductions and/or Charges	4,000
Haircuts on Securities Owned	552
	163,857
Net Capital	$ 312,825

AGGREGATE INDEBTEDNESS

Accounts Payable, Accrued Expenses and Other Liabilities	$ 767,295

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Net Capital Requirement (Greater of 6-2/3% of Aggregate Indebtedness or $50,000)	$ 51,102
Net Capital in Excess of Amount Required	261,723
Net Capital	$ 312,825
Ratio of Aggregate Indebtedness to Net Capital	2.45 to 1

The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2002, as filed by amendment with the National Association of Securities Dealers, Inc. on February 21, 2003.

See independent auditors' report.



Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

BPU Investment Group, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **BPU Investment Group, Inc.** (the Company) for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceeding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lacy, Lacy & Co. LLC

January 16, 2003